SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

COMPUTER TASK GROUP, INCORPORATED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number)

James M. Lindstrom

AGS SPV I, LLC

104 Field Point Road, 3rd Floor

Greenwich, Connecticut 06830

(203) 979-4607

Evan Wax

Wax Asset Management, LLC

44 Cherry Lane

Madison, Connecticut 06443

(203) 941-0111

With a copy to:

Stuart Welburn

Corby J. Baumann

Thompson Hine LLP

335 Madison Avenue, 12th Floor

New York, New York 10017

(212) 344-5680

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205477102	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON AGS SPV I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Assurance Global Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON James M. Lindstrom
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 624,907
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 624,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 624,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 205477102	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Wax Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,695
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 351,695
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 351,695
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 205477102	13D	Page 6 of 7 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 28, 2019 (as amended, the “Statement”) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Computer Task Group, Incorporated, a New York corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Statement. Except as amended and supplemented by this Amendment No. 7, the Statement remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby amended by adding the following:

On November 17, 2020, the Reporting Persons mutually agreed that they no longer intended to act together and orally agreed to dissolve and terminate their informal oral agreement to act as a “group” for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, the Reporting Persons no longer may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

As described in Item 2, on November 17, 2020, the Reporting Persons mutually agreed to dissolve and terminate their informal oral agreement to act as a “group” for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. In connection with such termination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, effective as of November 17, 2020, the Reporting Persons no longer may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and each of SPV, AGS, and Mr. Lindstrom, together, and WAM, separately, beneficially owns less than 5% of the outstanding Common Stock of the Issuer and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 7.

The Reporting Persons regularly review their investments in the Issuer and, based upon such review, reserve their rights to take such actions on an individual basis in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. As previously disclosed, and in light of the Issuer’s substantive lack of action on the Reporting Persons’ proposals regarding improvements to corporate governance practices and to enhance shareholder value, among other things, as well as current economic, industry and market conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer, and/or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) of the Statement is hereby amended and restated in its entirety as follows:

(e) As of November 17, 2020, as described in Item 2 and Item 4 above, each of the Reporting Persons has ceased to be a part of any “group” within the meaning of the Exchange Act that may have been deemed to have been formed among the Reporting Persons and, accordingly, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Stock. The filing of this Amendment No. 7 represents the final amendment to the Statement and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons previously disclosed an informal oral agreement to act as a group for purposes of Regulation 13D solely with respect to the Common Stock of the Issuer. On November 17, 2020, the Reporting Persons mutually orally agreed to terminate such oral agreement in its entirety effective as of November 17, 2020. The Reporting Persons previously reported on this Statement that, by virtue of the arrangements described in the Statement, the Reporting Persons may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Effective as of the termination of their oral agreement, the Reporting Persons no longer may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Any further filings with respect to securities of the Issuer will be filed, if required, separately by SPV, AGS and Mr. Lindstrom, together, and WAM, separately. SPV, AGS and Mr. Lindstrom no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Issuer owned by WAM, and WAM no longer may be deemed to beneficially own or share beneficial ownership of any securities of the Issuer owned by SPV, AGS and/or Mr. Lindstrom. As a result, the Reporting Persons no longer may be deemed to beneficially own more than 5% of the Common Stock.

CUSIP No. 205477102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 17, 2020

AGS SPV I, LLC,
by Assurance Global Services LLC, its managing member

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

ASSURANCE GLOBAL SERVICES LLC

/s/ James M. Lindstrom
James M. Lindstrom
Managing Member

/s/ James M. Lindstrom
James M. Lindstrom

WAX ASSET MANAGEMENT, LLC

/s/ Evan Wax
Evan Wax
President